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                                                                       EXHIBIT 3

                            AMENDMENT TO THE BYLAWS
                                       of
                            TITAN EXPLORATION, INC.

     Article III, Section 2 of the Bylaws of the Corporation is hereby amended to read in its entirety as follows:

     Section 3. Special Meetings. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of the stockholders for any purpose or purposes may be called only by (i) the Chairman of the Board or (ii) the President. Only such business as is specified in the notice of any special meeting of the stockholders shall come before such meeting.